

Mail Stop 3561

November 18, 2016

Tim Sullivan
Chief Executive Officer
REV Group, Inc.
111 East Kilbourn Avenue, Suite 2600
Milwaukee, WI 53202

>   **Re: REV Group, Inc.**
>   **Registration Statement on Form S-1**
>   **Filed October 24, 2016**
>   **File No. 333-214209**

Dear Mr. Sullivan:

   We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

   After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Please provide us mock-ups of any pages that include any pictures or graphics to be presented, including any accompanying captions. Please keep in mind, in scheduling the printing and distribution of the preliminary prospectus, that we may have comments after our review of the materials.

2. With respect to any statements in your prospectus attributed to industry sources or other third-parties, please supplementally provide us with the relevant portions of such reports or publications.

Prospectus Summary, page 1

Our Company, page 1

3. We note your presentation on page 2 of the Prospectus Summary and on page 77 the
    Business Section of compound annual growth rates. Because CAGR does not reflect
    volatility, please accompany your CAGR presentations with supporting numbers for each
    year, or tell us why this information is not material in each instance where you have
    disclosed CAGR.

4. On page 2 you present non-GAAP measures "adjusted EBITDA" and "adjusted income"
    on an LTM basis. Please provide a reconciliation of these measures to the comparable
    GAAP measure on an LTM basis. Refer to Item 10(e)(1)(i)(B) of Regulation S-K for
    guidance.

5. Please present the comparable LTM GAAP measure to LTM "adjusted EBITDA" shown
    on page 2 and wherever else presented in the filing. Refer to Item 10(e)(1)(i)(A) of
    Regulation S-K for guidance. From item (3) on page 2, it appears the comparable GAAP
    measure is operating income.

Our Products and Markets, page 3

6. Please clarify what you mean by the statement that you are "helping" customers obtain
    third-party financing. Please discuss to which customers you are providing this
    assistance, the nature of the assistance and whether and the extent to which you have
    arrangements with third-party financiers to provide this financing.

Our Markets, page 6

7. We note your statement that you believe there is significant pent-up replacement demand
    for fire apparatus and ambulances as annual unit shipment levels since the 2008 recession
    have remained well below pre-recession averages. Please tell us why and the extent to
    which you believe this pent-up demand is incremental to ongoing normalized levels of
    demand.

8. Please revise the graph on pages 8 and 79 to include contextualizing information about
    the increases in CAGR depicted by the graph, and to indicate that the trend indicated is
    not a guarantee that similar growth will continue.

Our Strengths, page 9

9. Please include a brief statement in the discussion of variable costs at the top of page 11
    recognizing and quantifying the company's fixed costs.

Our Growth Strategies, page 12

10. Please provide the comparable GAAP measure margin percentage to the "Adjusted EBITDA" margin of 11% provided on page 12 in the section "Drive Margin Expansion Through Controllable Operational Initiatives" and wherever else presented in the filing. Refer to Item 10(e)(1)(i)(A) of Regulation S-K for guidance.

Our Equity Sponsor, page 14

11. Please provide the full name of American Industrial Partners and a related definition the first time you reference the Sponsor.

Summary Consolidated Financial Data, page 17

12. Please provide GAAP measure margin percentages comparable to "Adjusted EBITDA Margin" presented in "Other Financial Data" on page 18.

13. Refer to footnote (1) regarding the pro forma results. Please disclose the amount of interest expense adjustment associated with each borrowing to be repaid and the weighted average interest rate used to calculate the interest adjustment for the ABL Facility.

14. Footnote (6) on page 19 states that the denominator used in the calculation of pro forma earnings per common share gives effect to the sale of shares of common stock in the offering. We note under "Use of Proceeds" on pages 15 and 49 that you intend to use a portion of the net proceeds of the offering for general and administrative expenses, capital expenditures, working capital and other general corporate purposes. Please note that the denominator in computing pro forma per share amounts should include only those common shares whose proceeds are being reflected in pro forma adjustments in the income statements, and that common shares whose proceeds will be used for general corporate purposes should not be used in computing per share amounts. Please conform your pro forma per share computations accordingly and state the basis for the number of shares of the offering used in the computations.

15. Refer to footnote (7) and your discussion of Adjusted EBITDA and Adjusted Net Income. Please expand your narrative to explain what "have less bearing on our core operating performance" means with respect to the exclusion of the impact of certain items in the computation of these measures. In this regard, explain what your core operating performance represents and the difference between this description and "ongoing operating performance" as disclosed in this footnote. Further, explain why you consider compensation expense that is stock-based and amortization of intangibles to have less bearing on your core operating performance relative to other forms of compensation and/or other normal, recurring operating expenses incurred.

16. You disclose you adjust for exceptional items. Please specify which reconciling items you consider to be exceptional. For any that are recurring and expected to continue, explain why you consider them to be exceptional.

Risk Factors, page 22

Risks Relating to our Business, page 22

Our business is subject to numerous laws and regulations, page 30

17. Please expand this risk factor to provide greater detail concerning the risks associated with both regulation and associated product liability related to the company's multi-passenger products such as buses, ambulances, and RV's.

Management's Discussion and Analysis, page 50

Key Performance Indicators, page 54

18. Please expand to discuss that your chief operating decision maker uses "Adjusted EBITDA" as the primary measure in assessing segment performance, consistent with disclosure in the segment note to your financial statements.

Liquidity and Capital Resources, page 66

Cash Flow, page 66

19. Please provide a more robust discussion of the variance in operating cash flow between comparable periods including addressing the material drivers underlying significant changes of individual cash flow items. In particular, expand your disclosure to discuss the material items that impacted your disclosed higher working capital requirements and any associated underlying factors affecting those items. Also, please note that references to results of operations, prepared on the accrual basis of accounting, may not provide a sufficient basis for an investor to fully understand comparative changes in the net amount of cash flows of operating activities. Refer to section IV.B.1 SEC Release No. 33-8350 for guidance.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Beverly Singleton at 202-551-3328 or Doug Jones at 202-551-3309 if you have questions regarding comments on the financial statements and related matters. Please contact Julie Griffith at 202-551-3267 or me at 202-551-3469 with any other questions.

Sincerely,

/s/ Justin Dobbie

Justin Dobbie
Legal Branch Chief
Office of Transportation and Leisure